UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-08116

Wendy’s International, Inc.

(Exact name of registrant as specified in its charter)

4288 West Dublin-Granville Road

Dublin, OH 43017

(614) 764-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Trust Preferred Securities (TECONS)

Preferred Stock Purchase Rights

6.25% Senior Notes due 2011

6.20% Senior Notes due 2014

7.00% Debentures due 2025

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:

Common Stock: 1

Trust Preferred Securities (TECONS): 0

Preferred Stock Purchase Rights: 0

6.25% Senior Notes due 2011: 47

6.20% Senior Notes due 2014: 67

7.00% Debentures due 2025: 48

2

Pursuant to the requirements of the Securities Exchange Act of 1934 Wendy’s International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2008	By:	/s/ Stephen E. Hare
Stephen E. Hare Chief Financial Officer Wendy’s International, Inc.